SCHEDULE 13D
(Rule 13d-101)
Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
UNITED SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Guideline, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
401716105

(CUSIP Number)
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
612-349-8500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 23, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	401716105	Page	2	of	7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) infoUSA Inc. (#47-0751545)

2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0 shares

Shares	8	Shared Voting Power
Beneficially
Owned by		21,741,032 shares

Each	9	Sole Dispositive Power
Reporting
Person		0 shares

With	10	Shared Dispositive Power

21,741,032 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person

21,741,032 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent Of Class Represented By Amount In Row (11)

94.5

14	Type of Reporting Person (See Instructions)

CO

CUSIP No.	401716105	Page	3	of	7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Knickerbocker Acquisition Corp. (#26-0493262)

2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

New York

	7	Sole Voting Power

Number Of		0 shares

Shares	8	Shared Voting Power
Beneficially
Owned By		21,741,032 shares

EACH	9	Sole Dispositive Power
Reporting
Person		0 shares

With	10	Shared Dispositive Power

21,741,032 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person

21,741,032 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

94.5%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 401716105	Page 4 of 7
     The undersigned hereby files this Amendment No. 1 to the Schedule 13D (this “Amendment”) filed by infoUSA Inc. and Knickerbocker Acquisition Corp. on July 9, 2007, with respect to the common stock, par value $0.0001, of Guideline, Inc. a New York corporation (the “Issuer”). This Amendment supplements the text of Items 3-5 and adds Exhibits 5 and 6 under Item 7. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the initial Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 3 of the initial Schedule 13D is hereby amended and supplemented as follows:
     Purchaser obtained all necessary funds to purchase Shares tendered in connection with the Offer and the subsequent offering period through capital contributions by infoUSA. infoUSA obtained some of the necessary funds under its existing credit facility with Wells Fargo Bank, N.A. and the remainder from its working capital.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 of the initial Schedule 13D is hereby amended and supplemented as follows:
     (a) At 12:00 midnight EDT at the end of Friday, August 17, 2007, the Offer expired. On August 20, 2007, the next business day after the expiration of the Offer, infoUSA issued a press release announcing that a total of 20,053,384 Common Shares, representing approximately 89% of the outstanding Common Shares, and all of the outstanding Preferred Shares had been validly tendered prior to the expiration of the Offer and not withdrawn as of the expiration of the Offer. infoUSA has accepted for purchase all such Shares in accordance with the terms of the Offer and payment for the validly tendered Shares was made promptly.
     On August 20, 2007, infoUSA announced that a subsequent offering period for all of the remaining outstanding and untendered Common Shares would commence at 9:00 a.m. EDT on Monday, August 20, 2007. Shareholders of Issuer who tendered shares during the subsequent offering period received $1.35 in cash, without interest, for each Common Share tendered. The subsequent offering period expired at 12:00 midnight EDT at the end of Wednesday, August 22, 2007. As of the expiration of the subsequent offering period, an additional 1,704,097 Common Shares had been validly tendered and not withdrawn, resulting in the ownership by Purchaser of an aggregate of 21,267,898 Common Shares, or 94.4% of all Common Shares outstanding, as well as all of the Preferred Shares. Assuming conversion of Preferred Shares into Common Shares, purchaser owns 21,741,032 Common Shares, or 94.5% of all Common Shares outstanding or issuable upon conversion of Preferred Shares.
     (b) On August 23, 2007, infoUSA announced the successful completion of the subsequent offering period and the intent to consummate a “short-form” merger without a vote of Issuer shareholders, as permitted by and pursuant to the New York Business Corporation Act. The merger was consummated on August 24, 2007. As a result of the merger, all remaining

CUSIP No. 401716105	Page 5 of 7
outstanding Common Shares, other than Common Shares held by shareholders of Issuer that perfect their rights to appraisal under the New York Business Corporation Act, were converted into the right to receive $1.35 per Common Share, in cash, without interest. Common Shares held by shareholders that perfect their appraisal rights will represent only the right to receive the amount awarded in the appraisal, or, if the demand for appraisal is withdrawn or forfeited, $1.35 per Common Share, in cash, without interest. As a result of the merger, Issuer, the surviving corporation in the merger, became a wholly-owned subsidiary of infoUSA, with infoUSA owning all 1,000 outstanding shares of Issuer.
     (d) On August 20, 2007, following the expiration of the initial offering period, and pursuant to agreements by and among infoUSA, Issuer, David Walke and Marc Litvinoff, Walke resigned as Chief Executive officer and director of Issuer and Mr. Litvinoff was appointed Chief Executive Officer and President of Issuer. On August 24, 2007, as a result of the consummation of the merger, the board of directors of Purchaser, which consisted of Vinod Gupta, Fred Vakili and Stormy Dean, became the board of directors of Guideline as the surviving corporation, and Mr. Vakili, Mr. Dean and Ron Hanslicek were appointed as Secretary, Chief Financial Officer and Assistant Secretary, respectively, of Guideline. Mr. Dean replaced Peter Stone as the Chief Financial Officer of Guideline.
     (g) As a result of the merger, the Certificate of Incorporation and Bylaws of Purchaser will become the Certificate of Incorporation and Bylaws of Issuer (as the surviving corporation), and the Certificate of Incorporation of Purchaser will be amended in certain respects in connection therewith.
     (h), (i) The Shares are no longer traded on The Pink Sheets and the OTC Bulletin Board and Issuer intends to terminate the registration of the Common Shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
     A copy of the August 20, 2007, press release issued by infoUSA announcing the expiration of the Offer, the acceptance of the Shares tendered during the Offer, the commencement of the subsequent offering period, and the expected completion of the Merger is attached hereto as Exhibit 5 and is incorporated herein by reference. A copy of the August 23, 2007, press release issued by infoUSA announcing the expiration of the subsequent offering period and the expected closing of the Merger is attached hereto as Exhibit 6 and is incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 of the initial Schedule 13D is hereby amended and supplemented as follows:
     (a) – (b) As a result of Purchaser’s acquisition of the Common Shares and Preferred Shares pursuant to the Offer, each of the Reporting Persons may be deemed to beneficially own and have shared voting power and shared dispositive power with respect to 21,741,032 outstanding Common Shares, inclusive of 333,333 Preferred Shares, which are convertible into 473,134 Common Shares, representing a total of 94.5% of Issuer’s outstanding Common Shares as of August 22, 2007. On August 24, 2007, Purchaser was merged with and into Issuer, with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of infoUSA. As of the date hereof, infoUSA owns all 1,000 outstanding shares of common stock of Issuer, the surviving corporation in the Merger.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Item 7 of the initial Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 401716105	Page 6 of 7
     5. Press Release issued by infoUSA Inc. on August 20, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of infoUSA Inc. dated August 20, 2007)
     6. Press Release issued by infoUSA Inc. on August 23, 2007 (incorporated by reference to Exhibit (a)(3) to Amendment No. 2 to Schedule TO filed by inoUSA on August 23, 2007)

CUSIP No. 401716105	Page 7 of 7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2007.	infoUSA INC.
/S/ STORMY DEAN
(Signature)

Stormy Dean, Chief Financial Officer
(Name and Title)

KNICKERBOCKER ACQUISITION CORP.
/S/ STORMY DEAN
(Signature)

Stormy Dean, Chief Financial Officer
(Name and Title)